December 7, 2004

National City Bank, N.A.
Corporate Trust Administration
629 Euclid Avenue, Suite 635
Cleveland, Ohio 44114
Attention: Corporate Trust Administration

LaSalle Bank National Association
Corporate Trust Administration
135 S. LaSalle St.
Chicago, Illinois 60603

Re:	Notice of Removal of Rights Agent and Appointment of Successor Rights Agent and Amendment No. 1 to the Rights Agreement (this “Notice and Amendment”)

Ladies and Gentlemen:

1. Pursuant to Section 21 of the Rights Agreement, dated as of May 10, 2000 (the “Rights Agreement”) between Brush Engineered Materials Inc. (the “Company”) and National City Bank, N.A. (the “Rights Agent”), the Company hereby provides notice of the Rights Agent’s removal as rights agent pursuant to the Rights Agreement, which removal shall be effective as of November 1, 2004, and the Rights Agent hereby accepts and agrees to such removal, effective as of November 1, 2004, and waives the time periods, notice and other requirements for removal of the Rights Agent pursuant to the Rights Agreement by its countersignature to this Amendment No. 1 to Rights Agreement in the space provided below.

2. Pursuant to Section 21 of the Rights Agreement, the Company hereby appoints LaSalle Bank National Association (“LaSalle”) as successor to the Rights Agent, as rights agent to act as agent for the Company and the holders of Rights (as defined in the Rights Agreement) (who, in accordance with Section 3 of the Rights Agreement will also be, prior to the Distribution Date (as defined in the Rights Agreement) the holders of Common Shares (as defined in the Rights Agreement)) in accordance with the terms and conditions of the Rights Agreement, which appointment will be effective as of November 1, 2004, and LaSalle hereby accepts such appointment, also effective as of November 1, 2004 and agrees that it complies with the requirements of the New York Stock Exchange governing transfer agents and registrars, by its countersignature to this Amendment No. 1 to Rights Agreement in the space provided below.

3. Pursuant to Section 27 of the Rights Agreement, the Company, by resolution adopted by its Directors, and the Rights Agent hereby amend the Rights Agreement as follows, and LaSalle agrees to be bound thereby:

(a) The Company and LaSalle agree that the address and contact information set forth above for LaSalle will be the information for LaSalle for purposes of Section 26(b) of the Rights Agreement.

(b) The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Notice and Amendment, but shall remain in full force and effect.

(c) This Notice and Amendment will be deemed to be a contract made under the internal substantive laws of the State of Ohio and for all purposes will be governed by and construed in accordance with the internal substantive laws of such State applicable to contracts to be made and performed entirely within such State.

(d) This Notice and Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute but one and the same instrument.

(e) Exhibits B and C to the Rights Agreement shall be deemed amended in a manner consistent with this Notice and Amendment.

Very truly yours,

BRUSH ENGINEERED MATERIALS INC.

By: /s/ Michael C. Hasychak

Title: Vice President, Treasurer & Secretary

Accepted and agreed to as of the date first written above:	Accepted and agreed to as of the date first written above:

LASALLE BANK NATIONAL ASSOCIATION, as successor Rights Agent	NATIONAL CITY BANK, N.A.

By: /s/Mark Rimkus	By: /s/ Pamela Fisher

Title: Vice President, Shareholder Services            Title: Assistant Vice President